VICTORIA INTERNET SERVICES, INC.

From:
Leon Golden
Chief Executive Officer
Victoria Internet Services, Inc.
2470 East 16th Street
Brooklyn, NY 11235

AMMENDMENT #4

Re: Amendment 4 to Form S-1/A filed June 3, 2010 File No, 3333-165391

To Whom It May Concern:

On behalf of Victoria Internet Services, Inc. a Nevada corporation (the "Company"), we submit the following responses which correspond to the numerical comments contained in the Securities and Exchange Commission letter dated June 14, 2010 (the "SEC Letter") regarding the Registration Statement on Form S-1 (the "Registration Statement").

Financial Statements for the Period Ended March 31, 2010

Note 1-Organization and Nature of Business, Page F-15

     1) The Company has revised the nature of its business to be consistent with disclosures elsewhere throughout the filing..

Victoria Internet Services, Inc.


/s/ Leon Golden
----------------------------
Leon Golden, CEO